FEDERATED INTERNATIONAL SERIES, INC.

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

JANUARY 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED INTERNATIONAL SERIES, INC. (“Registrant”)
Federated International Bond Fund (“Fund”)
1933 Act File No. 2-91776
1940 Act File No. 811-3984

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 55 submitted via EDGAR on December 1, 2009.

Summary Section – What are the Fund’s Main Investment Strategies?

Under “What are the Fund’s Main Investment Strategies,” in response to your comments:

a)           The Registrant will add a parenthetical describing the types of derivatives in which the Fund can invest.  As revised, the sentence will read:  “The Fund may invest in derivative contracts (such as, for example, futures contracts, option contracts, and swap contracts) to implement its investment strategies as more fully described herein.”

b)           The Registrant will add a final sentence to the section to describe the Fund’s maturity strategy as follows:

“The Adviser does not target an average maturity for the Fund’s portfolio and may invest in bonds of any maturity.”

The Registrant will also add this sentence to the end of the duration paragraph in the main prospectus section, “What are the Fund’s Investment Strategies?”

Summary Section - Average Annual Total Return Table

In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A.

If you have any questions, please do not hesitate to contact me at (412) 288-8094.

Very truly yours,

/s/ Mark R. Thompson
Mark R. Thompson
Senior Paralegal